EARLY WARNING REPORT

This report is made pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues and applicable securities legislation.

1.

Name and Address of the Offeror

Paramount Resources Ltd. (“Paramount”)

4700 Bankers Hall West

888 - 3th Street S.W.

Calgary, Alberta T2P 5C5

2.

The designation and number or principal amount of securities and the offeror's security holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

Paramount and Clayton H. Riddell, Paramount’s controlling shareholder, acquired, directly and indirectly, an aggregate of 2,230,719 trust units of Trilogy Energy Trust ("Trilogy") (representing approximately 2.4% of Trilogy's currently outstanding trust units) since the beginning of October 2007 through purchases over the Toronto Stock Exchange ("TSX") and acquisitions under Trilogy's Distribution Reinvestment Plan ("DRIP").  Paramount and Clayton H. Riddell acquired, directly and indirectly, an aggregate of 1,222,261 trust units of Trilogy from April 2005 to the end of September 2007 through purchases over the TSX and acquisitions under Trilogy's DRIP.   Purchases over the TSX were at the prevailing market price and acquisitions under the DRIP were from Trilogy's treasury at a 5% discount to the prevailing market price in accordance with the terms of the DRIP.  Immediately following the spinout of Trilogy from Paramount in April 2005, Paramount and Clayton H. Riddell held, directly and indirectly, 46,268,765 trust units of Trilogy or approximately 58.5% of Trilogy's then outstanding trust units and currently hold in aggregate, directly and indirectly, 49,721,745 trust units of Trilogy or approximately 52.9% of Trilogy's currently outstanding trust units.

Details of each purchase and of each acquisition through the DRIP will be made available on SEDI, as required.

3.

The designation and number or principal amount of securities and the offeror's security holding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:

Paramount and Clayton H. Riddell together hold, directly and indirectly, an aggregate of 49,721,745 trust units of Trilogy or approximately 52.9% of Trilogy's currently outstanding trust units.

4.

The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (3) over which:

(a)

the offeror, either alone or together with any joint actors, has ownership and control:

Paramount, directly and indirectly, owns or controls a total of 16,814,277 Trilogy trust units, or approximately 17.9% of the issued and outstanding Trilogy trust units as of November 23, 2007.

Clayton H. Riddell, directly or indirectly, owns or controls a total of 32,907,468 Trilogy trust units, or approximately 35.0% of the issued and outstanding Trilogy trust units as of November 23, 2007.

(b)

the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:

Not applicable.

(c)

the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Not applicable.

5.

The name of the market in which the transaction or occurrence that gave rise to the news release took place:

The open market purchases by Paramount and Clayton H. Riddell, directly and indirectly, were through the facilities of the TSX.  The trust units acquired by Paramount and Clayton H. Riddell, directly and indirectly, through the DRIP were issued from Trilogy’s treasury.

6.

The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The direct and indirect purchases and acquisitions by each of Paramount and Clayton H. Riddell were made for investment purposes.

Paramount and/or Clayton H. Riddell may from time to time, directly and indirectly, acquire additional Trilogy trust units or dispose of some or all of the Trilogy trust units they presently hold, or maintain their current holdings of Trilogy trust units, respectively.

7.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any securities:

N/A

8.

The names of any joint actors in connection with the disclosure required by Appendix E to National Instrument 62-103:

1152807 Alberta Ltd., a wholly-owned subsidiary of Paramount

Mr. Clayton H. Riddell

Warner Investment Holdings Ltd.

Paramount Oil & Gas Ltd.

Dreamworks Investment Holdings Ltd.

Riddell Family Charitable Foundation

Mrs. V. Riddell

9.

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

The DRIP purchases were from Trilogy’s treasury at a 5% discount to the prevailing market price in accordance with the terms of the DRIP.

10.

If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements of Part 4 of National Instrument 62-103:

Not applicable.

DATED this 26th day of November, 2007.

PARAMOUNT RESOURCES LTD.
per	Signed « Charles E, Morin »	Signed « Clayton H. Riddell »
	Charles E. Morin	Clayton H. Riddell